Exhibit 99.1

Gaotu Techedu Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

Beijing, China, February 28, 2023 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights[1]

•
Net revenues were RMB629.6 million, compared with net revenues of RMB1,274.3 million in the same period of 2021.
•
Gross billings[2] were RMB997.4 million, compared with gross billings of RMB1,006.5 million in the same period of 2021.
•
Net income was RMB70.6 million, compared with net income of RMB285.9 million in the same period of 2021.
•
Non-GAAP net income was RMB87.4 million, compared with non-GAAP net income of RMB324.4 million in the same period of 2021.
•
Net operating cash inflow was RMB476.7 million, compared with net operating cash inflow of RMB245.8 million in the same period of 2021.

Fourth Quarter 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended December 31,
	2021	2022	Pct. Change
Net revenues	1,274,267	629,631	(50.6)%
Gross billings	1,006,509	997,439	(0.9)%
Net income	285,858	70,613	(75.3)%
Non-GAAP net income	324,387	87,392	(73.1)%
Net operating cash inflow	245,833	476,698	93.9%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Fiscal Year Ended December 31, 2022 Highlights

•
Net revenues were RMB2,498.2 million, compared with net revenues of RMB6,561.7 million in the same period of 2021.
•
Gross billings were RMB2,534.2 million, compared with gross billings of RMB5,184.2 million in the same period of 2021.
•
Net income was RMB13.2 million, compared with net loss of RMB3,103.5 million in the same period of 2021.
•
Non-GAAP net income was RMB135.8 million, compared with non-GAAP net loss of RMB2,758.2 million in the same period of 2021.
•
Net operating cash inflow was RMB54.5 million, compared with net operating cash outflow of RMB4,185.8 million in the same period of 2021.

Fiscal Year 2022 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	Fiscal year ended December 31,
	2021	2022	Pct. Change
Net revenues	6,561,747	2,498,214	(61.9)%
Gross billings	5,184,215	2,534,244	(51.1)%
Net (loss)/income	(3,103,465)	13,172	NM
Non-GAAP net (loss)/income	(2,758,206)	135,826	NM
Net operating cash (outflow)/inflow	(4,185,807)	54,545	NM

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “We delivered a decent set of results in the fourth quarter of 2022. We achieved steady quarter-over-quarter revenue growth for the third consecutive quarter, and demonstrated our superior operational efficiency with a sizable net operating cash inflow. Additionally, we attained profitability on both a quarterly and an annual basis, which is the culmination of our unwavering commitment to the profitable growth strategy and our relentless efforts to optimize customer experience and teaching quality. Alongside the healthy growth momentum, our organization has grown increasingly resilient and cohesive, and we are ready to deliver another year of profitability and meaningful positive net operating cashflow in 2023. Going forward, we will continue to execute our customer-centric, long-term oriented and sustainable growth strategy, to create enduring value for our students, employees and shareholders.”

Shannon Shen, CFO of the Company, added, “We secured sequential growth in net revenues as well as profitability during the quarter, and even more noteworthy was our strong performance in the two indicators of superior operational efficiency, gross billings and cashflow from operations. Gross billings increased by a considerable 64.3% quarter-over-quarter to approximately RMB1.0 billion, providing solid ground for topline growth in 2023. Moreover, as we recorded a net income margin of 11.2% and a non-GAAP net income margin of 13.9%, we also generated a meaningful net operating cash inflow of RMB476.7 million in the quarter, validating our continuous improvement and efficiency enhancement efforts. At the same time, our founder, Chairman and CEO Larry Chen has increased his shareholding by an aggregate of 3.6 million ADSs in 2022, highlighting management’s firm confidence in the future development of our company. As we welcome these paradigm-shifting technological advancements, we will continue to focus on optimizing teaching quality and services through comprehensive curriculum design, and leveraging cutting-edge technology to deliver a more enjoyable learning experience.”

Financial Results for the Fourth Quarter of 2022

Net Revenues

Net revenues decreased by 50.6% to RMB629.6 million from RMB1,274.3 million in the fourth quarter of 2021. The decrease was mainly due to the organizational adjustments and business restructuring the Company performed to comply with government regulations, including the cessation of compulsory education academic subject tutoring services to students (“Business Restructuring”).

Cost of Revenues

Cost of revenues decreased by 58.8% to RMB159.3 million from RMB386.7 million in the fourth quarter of 2021. The decline was mainly due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related cost, bandwidth cost, as well as rental and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was RMB470.3 million, compared with RMB887.6 million in the fourth quarter of 2021. Gross profit margin increased to 74.7% from 69.7% in the same period of 2021.

Non-GAAP gross profit was RMB473.9 million, compared with RMB908.2 million in the same period of 2021. Non-GAAP gross profit margin increased to 75.3% from 71.3% in the same period of 2021.

Operating Expenses

Operating expenses decreased by 23.2% to RMB483.6 million from RMB629.3 million in the fourth quarter of 2021. The decline was primarily due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related expenses and rental expenses, as well as a decline in expenditures for branding and marketing activities. Moreover, the Company performed long-lived assets impairment assessment and disposed some assets in the fourth quarter of 2021, which resulted in losses during the quarter.

•
Selling expenses decreased to RMB289.8 million from RMB373.0 million in the fourth quarter of 2021.
•
Research and development expenses decreased to RMB111.4 million from RMB125.0 million in the fourth quarter of 2021.
•
General and administrative expenses decreased to RMB82.4 million from RMB95.9 million in the fourth quarter of 2021.
•
Impairment loss on long-lived assets decreased to nil from RMB14.1 million in the fourth quarter of 2021.
•
Disposal loss on assets decreased to nil from RMB21.3 million in the fourth quarter of 2021.

Income/(Loss) from Operations

Loss from operations was RMB13.2 million, compared with income from operations of RMB258.3 million in the fourth quarter of 2021.

Non-GAAP income from operations was RMB3.5 million, compared with non-GAAP income from operations of RMB296.8 million in the fourth quarter of 2021.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB22.4 million, compared with a total of RMB15.9 million in the fourth quarter of 2021.

Other Income

Other income was RMB26.9 million, compared with other income of RMB11.2 million in the fourth quarter of 2021.

Net Income

Net income was RMB70.6 million, compared with net income of RMB285.9 million in the fourth quarter of 2021.

Non-GAAP net income was RMB87.4 million, compared with non-GAAP net income of RMB324.4 million in the fourth quarter of 2021.

Cash Flow

Net operating cash inflow in the fourth quarter of 2022 was RMB476.7 million. The operating cash inflow in the fourth quarter was mainly due to sizable quarter-over-quarter increase in gross billings.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both RMB0.27 in the fourth quarter of 2022.

Non-GAAP basic and diluted net income per ADS were RMB0.34 and RMB0.33, respectively, in the fourth quarter of 2022.

Share Outstanding

As of December 31, 2022, the Company had 172,858,544 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,743.8 million in aggregate, compared with a total of RMB3,671.1 million as of December 31, 2021.

Financial Results for the Fiscal Year of 2022

Net Revenues

Net revenues were RMB2,498.2 million, compared with net revenues of RMB6,561.7 million in 2021. The decrease was mainly due to the Business Restructuring, which resulted in a decline in enrollments.

Cost of revenues

Cost of revenues was RMB701.1 million, compared with cost of revenues of RMB2,397.6 million in 2021. The decrease was mainly due to the reduction of employees and offices as a result of the Business Restructuring, which resulted in decreases in staff-related cost, rental expenses, as well as teaching materials and bandwidth cost.

Gross Profit and Gross Margin

Gross profit was RMB1,797.2 million, compared with gross profit of RMB4,164.1 million in 2021. Gross profit margin increased to 71.9% from 63.5% in 2021.

Non-GAAP gross profit was RMB1,839.7 million, compared with non-GAAP gross profit of RMB4,282.3 million in 2021. Non-GAAP gross profit margin increased to 73.6% from 65.3% in 2021.

Operating Expenses

Operating expenses were RMB1,915.2 million, compared with operating expenses of RMB7,344.5 million in 2021. The decline was primarily due to the reduction of employees as a result of the Business Restructuring, as well as the losses incurred during the impairment assessment of long-lived assets and the disposal of assets the Company performed in 2021. Moreover, the expenditure on branding and marketing activities on academic subject tutoring services also showed a large decline as a result of the changes of regulatory environment.

•
Selling expenses decreased to RMB1,179.8 million from RMB5,129.3 million in 2021.
•
Research and development decreased to RMB445.1 million from RMB1,252.9 million in 2021.
•
General and administrative expenses decreased to RMB290.3 million from RMB720.3 million in 2021.
•
Impairment loss on long-lived assets was nil, compared with RMB95.8 million for 2021.
•
Disposal loss on assets was nil, compared with RMB146.2 million for 2021.

Income/(Loss) from Operations

Loss from operations was RMB118.1 million, compared with loss from operations of RMB3,180.3 million in 2021.

Non-GAAP income from operations was RMB4.6 million, compared with non-GAAP loss from operations of RMB2,835.1 million in 2021.

Interest Income and Realized Gains from Investment

Interest income and realized gains from investments, on aggregate, were RMB63.6 million, compared with a total of RMB97.2 million in 2021.

Other Income

Other income was RMB51.9 million, compared with other income of RMB20.9 million in 2021.

Net Income/(Loss)

Net income was RMB13.2 million, compared with net loss of RMB3,103.5 million in 2021.

Non-GAAP net income was RMB135.8 million, compared with non-GAAP net loss of RMB2,758.2 million in 2021.

Cash Flow

Net operating cash inflow was RMB54.5 million, compared with net operating cash outflow of RMB4,185.8 million in 2021.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both RMB0.05 in 2022.

Non-GAAP basic and diluted net income per ADS were RMB0.53 and RMB0.51, respectively, in 2022.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of 2023 are expected to be between RMB686 million and RMB706 million, representing a decrease of 5.3% to 2.6% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, February 28, 2023 (9:00 PM on Tuesday, February 28, 2023, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 6298152

A telephone replay will be available two hours after the conclusion of the conference call through March 7, 2023. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 1763328

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.8972 to USD1.0000, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 30, 2022, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	728,934	819,911	118,876
Restricted cash	168,189	22	3
Short-term investments	2,774,000	2,923,864	423,920
Inventory	15,595	22,783	3,303
Prepaid expenses and other current assets	250,068	399,897	57,980
Total current assets	3,936,786	4,166,477	604,082

Non-current assets
Operating lease right-of-use assets	353,877	83,663	12,130
Property, equipment and software, net	680,009	552,032	80,037
Land use rights, net	28,178	27,373	3,969
Deferred tax assets	-	15,679	2,273
Rental deposit	22,544	9,502	1,378
Other non-current assets	3,272	21,449	3,110
TOTAL ASSETS	5,024,666	4,876,175	706,979

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB417,032 and RMB367,477 as of December 31, 2021 and December 31, 2022, respectively)	693,265	662,189	96,009
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	986,993	906,914	131,490
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB41,479 and RMB21,281 as of December 31, 2021 and December 31, 2022, respectively)	80,010	38,326	5,557
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of nil and RMB260 as of December 31, 2021 and December 31, 2022, respectively)	-	1,793	260
Total current liabilities	1,760,268	1,609,222	233,316

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,225	52,419	7,600
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB158,824 and RMB17,457 as of December 31, 2021 and December 31, 2022, respectively)	276,035	44,198	6,408
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB71,616 and RMB74,341 as of December 31, 2021 and December 31, 2022, respectively)	71,616	74,507	10,802
Other payables of the consolidated VIE without recourse to the Group	26,580	-	-
TOTAL LIABILITIES	2,143,724	1,780,346	258,126

SHAREHOLDERS’ EQUITY
Ordinary shares	114	115	17
Additional paid-in capital	7,793,234	7,915,899	1,147,697
Accumulated other comprehensive loss	(143,111)	(64,062)	(9,288)
Statutory reserve	40,380	40,380	5,855
Accumulated deficit	(4,809,675)	(4,796,503)	(695,428)
TOTAL SHAREHOLDERS’ EQUITY	2,880,942	3,095,829	448,853

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,024,666	4,876,175	706,979

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,274,267	629,631	91,288	6,561,747	2,498,214	362,207
Cost of revenues	(386,652)	(159,302)	(23,097)	(2,397,604)	(701,050)	(101,643)
Gross profit	887,615	470,329	68,191	4,164,143	1,797,164	260,564
Operating expenses:
Selling expenses	(373,035)	(289,812)	(42,019)	(5,129,267)	(1,179,760)	(171,049)
Research and development expenses	(124,977)	(111,401)	(16,152)	(1,252,877)	(445,117)	(64,536)
General and administrative expenses	(95,913)	(82,364)	(11,942)	(720,253)	(290,339)	(42,095)
Impairment loss on long-lived assets	(14,104)	-	-	(95,844)	-	-
Disposal loss on assets	(21,270)	-	-	(146,245)	-	-
Total operating expenses	(629,299)	(483,577)	(70,113)	(7,344,486)	(1,915,216)	(277,680)
Income/(loss) from operations	258,316	(13,248)	(1,922)	(3,180,343)	(118,052)	(17,116)
Interest income	4,296	7,600	1,102	31,460	21,370	3,098
Realized gains from investments	11,582	14,778	2,143	65,763	42,264	6,128
Other income	11,215	26,922	3,903	20,906	51,885	7,523
Income/(loss) before provision for income tax and share of results of equity investees	285,409	36,052	5,226	(3,062,214)	(2,533)	(367)
Income tax benefits/(expenses)	449	34,561	5,011	(40,949)	15,705	2,277
Share of results of equity investees	-	-	-	(302)	-	-
Net income/(loss)	285,858	70,613	10,237	(3,103,465)	13,172	1,910
Net income/(loss) attributable to Gaotu Techedu Inc.'s ordinary shareholders	285,858	70,613	10,237	(3,103,465)	13,172	1,910
Net income/(loss) per ordinary share
Basic	1.67	0.41	0.06	(18.17)	0.08	0.01
Diluted	1.63	0.40	0.06	(18.17)	0.07	0.01
Net income/(loss) per ADS
Basic	1.11	0.27	0.04	(12.11)	0.05	0.01
Diluted	1.09	0.27	0.04	(12.11)	0.05	0.01
Weighted average shares used in net income/(loss) per share
Basic	171,204,907	172,754,938	172,754,938	170,790,979	172,254,080	172,254,080
Diluted	175,669,582	176,653,111	176,653,111	170,790,979	175,991,484	175,991,484

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,274,267	629,631	91,288	6,561,747	2,498,214	362,207
Less: other revenues(1)	306	11,600	1,682	911	62,104	9,004
Add: VAT and surcharges	76,684	38,716	5,613	402,979	153,052	22,190
Add: ending deferred revenue	996,218	959,333	139,090	996,218	959,333	139,090
Add: ending refund liability	78,630	60,597	8,786	78,630	60,597	8,786
Less: beginning deferred revenue	1,360,329	638,426	92,563	2,733,739	996,218	144,438
Less: beginning refund liability	58,655	40,812	5,917	120,709	78,630	11,400
Gross billings	1,006,509	997,439	144,615	5,184,215	2,534,244	367,431

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended December 31,			For the year ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	887,615	470,329	68,191	4,164,143	1,797,164	260,564
Share-based compensation expenses in cost of revenues	20,591	3,572	518	118,145	42,490	6,160
Non-GAAP gross profit	908,206	473,901	68,709	4,282,288	1,839,654	266,724

Income/(loss) from operations	258,316	(13,248)	(1,922)	(3,180,343)	(118,052)	(17,116)
Share-based compensation expenses	38,529	16,779	2,433	345,259	122,654	17,783
Non-GAAP income/(loss) from operations	296,845	3,531	511	(2,835,084)	4,602	667

Net income/(loss)	285,858	70,613	10,237	(3,103,465)	13,172	1,910
Share-based compensation expenses	38,529	16,779	2,433	345,259	122,654	17,783
Non-GAAP net income/(loss)	324,387	87,392	12,670	(2,758,206)	135,826	19,693